Exhibit 99.5

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

India: Inauguration of the Hazira LNG Re-gasification terminal

Paris April 21, 2005 – Total announces the inauguration today of the Hazira liquefied natural gas (LNG) re-gasification terminal located in Hazira in the Gujarat state on the northwest coast of India.

Partnered with Shell, Total has a 26% interest in the three companies involved in the Hazira LNG project: the port company, the terminal company and the marketing company. The Hazira project has an initial capacity of 2.5 million tons per annum with a goal to expand it to 5 million tons.

Representing an overall investment in excess of $600 million, the Hazira LNG terminal project is among the largest in the Indian energy sector.

“Hazira is just one of the many steps Total is taking as we grow and strengthen our LNG activities. With the inauguration of this terminal we further secure access to a fast growing market for the benefit of our upstream LNG projects,” states Yves-Louis Darricarrère, President of Total Gas and Power. “This project illustrates how Total’s commitment to developing its activities in all segments of the gas chain makes us a preferred partner for large gas projects worldwide.”

With more than one-quarter of the Total’s gas production dedicated to the LNG industry, the company commercialised 7.5 million tonnes of LNG in 2004. The Group holds stakes in five producing natural gas liquefaction plants worldwide representing about 40% of the global LNG production. Total has also acquired interests in re-gasification terminals in Mexico, Altamira, and in France, Fos Cavaou, expected to begin operations in 2006 and 2007 respectively. Furthermore, starting in 2009, Total will control re-gasification capacity in the Sabine Pass terminal on the U.S. Gulf of Mexico.

* * * * *

Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com